August 27, 2024

Carl Stanton
Chief Executive Officer
Focus Impact BH3 NewCo, Inc.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

Mihir Dange
Chief Executive Officer
XCF Global Capital, Inc.
611 Peru Drive
McCarran, NV 89434

       Re: Focus Impact BH3 NewCo, Inc.
           Registration Statement on Form S-4
           Filed July 31, 2024
           File No. 333-281116
Dear Carl Stanton and Mihir Dange:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-4 filed July 31, 2024
Cover Page

1. We note your response to comment 4. Please revise your disclosure to explain why you are not seeking stockholder approval on NewCo's Amended and Restated Certificate of
       Incorporation and Bylaws.
2. Please revise your cover page to disclose compensation received or to be received by the
       SPAC sponsor and/or any affiliates in connection with the business combination or any related financing transaction, including any securities issued in connection with Focus
       Impact's initial public offering. Refer to Item 1604(a)(3) of Regulation S-K.
 August 27, 2024
Page 2

Questions and Answers
Q. What are some of the positive and negative factors that Focus Impact's board of directors considered when determining to enter..., page 8

3. We note your response to comment 9. Please revise your disclosure to provide the factual support, material assumptions, and sources for each of the following statements:

             Page 9: "Based on our assumptions regarding the strong demand for SAF through
           2030, an interim deadline set by major airlines and corporations for sustainability targets for SAF usage, in tandem with the continued low level of supply in the market, we believe SAF pricing will remain high as we bring our initial facility online and construct other facilities in the near term";
             Page 53: "Certain governmental and non-governmental organizations and certain airlines have set targets or have announced goals for SAF usage";
             Page 170: "According to Air bp, SAF is a direct replacement for fossil jet fuel
           (conventional jet fuel currently used in the aviation industry), made from renewable raw materials, and reduced greenhouse gases by up to 80% over the
fuel   s life cycle
           compared to using fossil jet fuel";
             Page 171: "Though pricing for SAF has historically been higher than conventional jet fuel primarily due to production costs, governments around the world are setting targets to use SAF as experts generally agree that SAFs are the most viable near-term option to decrease emissions in the aviation sector";
             Page 178: Disclosure relating to feedstock resources; and Page 182: Estimates relating to the SAF industry.

       In particular, please also elaborate further on your assumptions regarding the strong demand for SAF through 2030, and explain Air bp's underlying assumptions in concluding that SAF reduced greenhouse gases by up to 80%. Please also disclose the experts generally agreeing that SAFs are the most viable near-term option to decrease emissions in the aviation sector.
4. We note your response to comment 11, which we reissue in part. Please balance your disclosure by further discussing the variety of uncertainties, risks and other potentially negative factors relevant to the business combination considered by Focus Impact's board of directors.
Q. What interests do the Sponsor and Focus Impact's current officers and directors have in the
Business Combination?, page 23

5. We note your response to comment 15. Please revise to prominently highlight that your
       Sponsor was founded by affiliates of Focus Impact Partners, LLC, who also serve as officers and directors of Focus Impact Acquisition Corp. and that members of the Focus
       Impact management team and directors, including Messrs. Stanton, Lyles, Thorn and
       Carter and Ms. Simms are directors and officers of Focus Impact Acquisition Corp.
6. Please revise to discuss the interests of XCF's officers and directors in the business combination. Refer to Item 1603(b) of Regulation S-K.
 August 27, 2024
Page 3

7. Please revise to describe the fiduciary duties of each officer and director of Focus Impact to other companies. Refer to Item 1603(c) of Regulation S-K.
8. We note your response to prior comment 16. Please incorporate your response in your disclosure accordingly.
Summary of the Proxy Statement / Prospectus, page 28

9. We note your response to comment 17, which we reissue in part. Please balance your disclosure to include equally prominent disclosure of the limitations and challenges you face in implementing your business strategy and gaining market acceptance.
10. Please revise your summary to provide the disclosures required by Item 1604(b) of
       Regulation S-K. In particular, please provide additional disclosure regarding the background to the business combination. Please also include a brief discussion of the fairness opinion provided by EntrepreneurShares.
Risk Factors
Our management team does not have experience in the construction of SAF production facilities or in the operation of a renewable fuels..., page 50

11. We note your disclosure that you have "entered into a contract with Encore, one of the
       EPC companies that was subcontracted to build New Rise Reno, to manage the conversion of the facility to SAF". We also note your disclosure on page 238 that "[t]he outstanding payable balance to Encore as of March 31, 2024 and December 31, 2023, was
       $28,433,754 and $28,937,235, respectively." Please revise to disclose the material terms of your existing contract with Encore, including the date you entered into such contract.
       Please also file the contract as an exhibit to this registration statement pursuant to Item
       601(b)(10) of Regulation S-K.
Our SAF production process depends, in part, on technology that is licensed to us. We do not control this technology..., page 53

12. We note your revised disclosure in response to prior comment 24 related to the Axens license agreement that a project acceptance fee of $200,000 is due on project
       acceptance,    which cannot exceed four years after the effective date
of such agreement.
       You disclose that while $200,000 has been paid to date under the Axens license agreement, additional payments totaling $650,000 is required to be paid after three years of operation from the "acceptance date." Please expand your disclosure relating to the
       "acceptance date" as defined in the license agreement. We also note that the term
       "Acceptance Date" as defined in the Axens license agreement filed as
Exhibit 10.30 refers
       to the "date of completion by Licensor" of its obligations with respect to a certain performance test.
The NYSE or Nasdaq may delist our securities from trading on its exchange, which could limit investors' ability to make transactions..., page 71

13. Please revise to describe the potential impact of required compliance with Rule 419 if your securities are delisted from Nasdaq. Please also expand your disclosure regarding each of the material adverse consequences from delisting, including a determination that your common stock is a "penny stock".
 August 27, 2024
Page 4

Focus Impact's directors, executive directors, advisors or their affiliates may take actions, which may influence the vote..., page 80

14. We note your response to prior comment 25 that should the SPAC redemption be deemed a tender offer, you will ensure that certain conditions will be met so that the purchases by the Sponsor and Focus Impact's directors, executive officers, advisors or their respective affiliates will comply with Rule 14e-5. Please revise to incorporate your response in your disclosure accordingly.
The Background of the Business Combination, page 122

15. We note your response to comment 35. Please revise to discuss whether any payment was made to BTIG in connection with its role as the capital markets advisor for the proposed financing for Company A. Please also disclose any fees paid to Cohen & Company
       Capital Markets by XCF and Focus Impact management, and more prominently highlight that CCM served as financial adviser to Focus Impact in connection with the Devvstream
       Holdings Inc. business combination, and was engaged as a financial adviser to XCF in
       September 2023.
16. Please revise your disclosure in this section relating to your search for acquisition targets, where applicable, to address the following issues:

              We note your revised disclosure on page 123 in response to prior comment 32 that
            Crixus BH3 expanded its investment parameters to    include targets
outside of the real
            estate, construction, infrastructure and adjacent sectors    to
increase the probability of
            identifying an attractive target. Please expand your disclosure to specify the types of criteria that Crixus BH3 considered and used in its search for acquisition targets and how such criteria was chosen;

              We refer to your disclosure on page 124 relating to the criteria Focus Impact used to identify the six potential targets to which to submit letters of interest, including the growth potential of these businesses. Please revise to clarify whether Focus Impact's criteria included certain types of sectors or industries; and

              We note your disclosure on page 125 that the Focus Impact management team
               conducted additional diligence    following entry into letters
of intent with Company
            C and Company D. Please expand your disclosure to discuss the level of diligence that Focus Impact performed in assessing each of Company C and D before determining not to proceed with either company and discuss the management team's reasons for reaching its conclusion not to pursue each of the potential business combination targets.
17. We note your response to comment 36. Please expand your disclosure in this section to describe in more detail how you arrived at an initial enterprise value range of $1,500,000,000 to $2,000,000,000 for XCF included in the draft LOI circulated on
       November 27, 2023. You disclose on page 126 that a subsequent draft LOI circulated on
       December 5, 2023 included a downward revision of the enterprise value range to $1,600,000,000 to $1,900,000,000 and that the execution version of the LOI
 August 27, 2024
Page 5

       included an initial enterprise value of $1,750,000,000. Please revise your disclosure to discuss how the analysis and the initial enterprise value evolved during the negotiations and provide further detail regarding each of the factors that the Focus Impact management team considered in determining the enterprise value for XCF.
18. We note your response to comments 33 and 37, which we reissue in part. Please revise this section to include a discussion of negotiations relating to the material terms of the transaction. In your revised disclosure, please explain the reasons for such terms, each
       party   s position on such issues, the proposals and counter-proposals made during the
       course of negotiations and drafts exchanged, and how you reached agreement on the final terms. Please provide this information for all material agreements in connection with the business combination, including material LOIs and the BCA.
19. We note your response to comment 38. Please revise to further discuss the material findings of the due diligence materials submitted to Focus Impact's board of directors by Kirkland & Ellis and Marsh.
Benefits of the Business Combination, page 138

20. Please revise this section to discuss both the benefits and detriments of the business combination and any related financing transaction to Focus Impact, the Sponsor, XCF, and public stockholders. Refer to Item 1605(c) of Regulation S-K. Certain Forecasted Information about XCF, page 139

21. We note your response to comment 40. Please disclose the financial projections that XCF provided to Focus Impact. Please also disclose all material assumptions underlying the projections, and any material factors that may affect such assumptions. Include a discussion of any material growth or reduction rates or discount rates used in preparing the projections, and the reasons for selecting such growth or reduction rates or discount rates, if applicable. Refer to Item 1609(b) of Regulation S-K. Reasonable Basis Review of XCF's Financial Projections and Underlying Assumptions, page 139

22. Please revise to explain how Zukin arrived at the conclusion that: (1) the assumptions used, taken as a whole, provide reasonable support for the financial projections; (2) the financial projections are consistent with the material factors and assumptions used to
       construct them, and take into account the preparers    of the financial
projections informed
       judgment; and (3) that there is a reasonable basis for the financial projections provided by
       XCF as of March 10, 2024.

Opinion of EntrepreneurShares Valuation Services, page 140

23. We note your response to comment 42, which we reissue in part. Please expand your disclosure to briefly describe XCF management's assumptions regarding its future plans as stated on page 144. Please also explain each of the factors that lead EntrepreneurShares
       to conclude that XCF has an    idiosyncratic risk profile.    Finally,
please also provide
       the Enterprise Value-to-EBIT multiple, the Enterprise Value-to-EBITDA (EV/EBITDA)
       multiple and the Enterprise Value-to-PE (EV/PE) multiple for each of the comparable companies disclosed on page 143.
 August 27, 2024
Page 6

24. We note your disclosure on page 145 that "Focus Impact engaged EntrepreneurShares to act as a supplier of the fairness opinion based on EntrepreneurShares qualifications, experience, and reputation." Please briefly discuss these qualifications. Please also describe the method through which EntrepreneurShares was selected as the supplier of the fairness opinion and disclose any material relationship that existed during the past two years between Focus Impact, XCF and EntrepreneurShares, other than in connection with the rendering of the fairness opinion. Refer to Item 1607(b) of Regulation S-K.
Material U.S. Federal Income Tax Considerations, page 161

25. We refer to your revised tax disclosure in response to comment 46. Please further revise to remove any language that assumes certain consequences. For guidance, please see Staff
       Legal Bulletin No. 19.
Information About XCF Global Capital, Inc.
XCF Project Pipeline and Growth Plan, page 172

26. We note your revised disclosure on page 172 in response to comment 47. Please revise to disclose the "finished product yields" and "required maintenance downtime" that you have assumed in connection with your anticipated SAF production at each of the New Rise
       Reno, New Rise Reno 2 and Fort Myers and Wilson facilities.
Regulatory Matters - Environmental and Compliance, page 186

27. We note your response to comment 55, which we reissue in part. You disclose that XCF will be subject to various federal, state and local environmental laws that will govern your production of SAF. Please revise to include a more detailed discussion of the material regulations applicable to your business and plans.
Management's Discussion and Analysis of Financial Condition and Results of Operations of New
Rise
Results of Operations - for the Three Months Ended March 31, 2024 and 2023, page 225

28. We note your disclosure that general and administrative expenses primarily consisted of
       "payroll and payments related to the financial liability." Please revise to disclose the financial liability.
Contractual Obligations, page 228

29. We note your disclosure that "[a]s of March 31, 2024, the Company has four notes payable to a financial institution that are secured by substantially all
of New Rise Reno   s
       assets" and that "[a]s of March 31, 2024, the Company   s financial
liability is due to a
       financial institution and is secured by substantially all of New Rise
Reno   s assets." Please
       disclose the financial institution(s). Please also disclose the maturity date for the notes and provide additional disclosure regarding the sale and leaseback transaction involving a 99-
       year lease of property. Finally, please file any material agreements relating to these contractual obligations as exhibits to the registration statement. Refer to Item 601(b)(10)
       of Regulation S-K.
 August 27, 2024
Page 7
Financial Statements of New Rise Renewables, LLC and Subsidiary
Note 3. Land, Machinery and Equipment, Operations Plant and CIP, page F-11

30. We note you have $281,236,004 and $232,723,121 recorded as construction in process as of year-end 2023 and 2022. Please revise your disclosure to include the following, related to these amounts:

             The amount of capitalized interest;
             The amount of related party costs;
             The amount of any non-cash acquisition costs; and Your accounting policy for testing for recoverability your construction in process and
           whether there have been any events or changes in circumstances that indicate the carrying amount may not be recoverable. Refer to ASC 360-10-35-21.
31. We note on page F-9 that land, machinery and equipment and operation plant are recognized at fair market value at the date of contribution by Randy Soule, the Company's sole member. Please expand your disclosure to address the following for each contribution. To the extent necessary or indicated, please provide us any additional information.

             The date of contribution;
             The methodology and significant assumptions for determining fair value;
             The facts and circumstances surrounding the contribution;
             The basis for your accounting; and
             Identify for us the reason you are not applying the accounting for transactions between entities under common control, as set forth in ASC 805-50-30-5 and ASC
           805-50-15-6.
Financial Statements of XCF Global Capital, Inc
Note 3. Asset Acquisition, page F-33

32. We note in response to comment 62 you set forth a number of reasons why you do not believe SAB Topic 5.G is applicable. To help us better understand your accounting and disclosure for the Wilson and FT Myers biodiesel plants, please address the following:

             We note the estimated fair market value of the plant equipment is based on separating each asset from the site. Explain to us in further detail this methodology for determining fair value;
             Provide us the actual inputs, assumptions and calculations underlying your determination of fair value;
             Tell us the amount of time these plants have been been non-operational, as set forth on page 198;
             Tell us the book value of these plants at the time of acquisition; and
             Briefly describe for us the actual assets that were acquired, and their condition, and the construction efforts that will be undertaken related to these assets. In this regard, we note both Fort Myers and Wilson are expected to take approximately 36 months to
 August 27, 2024
Page 8

           complete from the date construction commences with anticipated construction costs of approximately $350 million per site.

Financial Statements of Focus Impact BH3 Acquisition Company
Note 7. Commitments
Underwriters Agreement, page F-106

33. We have reviewed your response to comment 61. Since the liability was recorded for the
       IPO, we believe the liability should be reversed through stockholders' equity rather than reported as a gain on the income statement. Please revise your accounting.
General

34.    Please provide the disclosures required by Item 1603(a) of Regulation
S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Julie Sherman at 202-551-3640 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Peter S. Seligson, P.C.